September 27, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:      SecureAlert, Inc.
            Form RW, Withdrawal of Registration Statement on Form S-B (File No. 333-191412)

Dear Sir or Madam:

This letter constitutes an application by SecureAlert, Inc. (the "Company") pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), for an order permitting the Company to withdraw its Registration Statement on Form S-B, including all exhibits thereto (File No. 333-191412), that was initially filed with the Securities and Exchange Commission on September 27, 2013 (the "Registration Statement").

The Registration Statement was intended to be filed as a Form S-8 and was filed as an S-B in error.

No securities were sold in connection with or pursuant to the Registration Statement.

We understand that the fee paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Act, such fees be credited for future use.

If you have any questions with respect to this matter, please call Scott McMillan at (801) 708-2204.  Thank you for your assistance in this matter.

Very truly yours,

SecureAlert, Inc

 /s/ Gordon O. Jesperson
Gordon O. Jesperson
General Counsel